Filed by Google Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-142243

September 24, 2007

Re: Discretionary Refresher Stock Option Award

Dear [First Name],

We’d like to personally thank you for contributing, through your hard work and dedication, to Google’s strong performance. Based on your contributions, we’d like to add to your stake in the company with a “refresher” equity award of [#] stock options.

These options should also be eligible for Google’s Transferable Stock Option (TSO) program, which makes them more valuable to you. Be sure to login to your TSO account to track the TSO value of your options at any time at https://go/tso. Of course, the actual value at the time of sale may vary significantly depending on market conditions and Google’s stock price.

We are excited about what the future holds for Google, and we’d like you to have this added share in it. As with all things relating to compensation and stock grants in particular, we ask that you be discreet when discussing your Google shares with others.

We thank you for all your hard work and we look forward to your continued success.

The Google Management Group

GRANT DETAILS*

Employee Name:	NAME
# Nonqualified Stock Options:	##
Stock Option Grant Price:	Equal to the closing fair market value of a share of Google common stock on the Grant Date
Expected Grant Date:	October __, 2007
Vesting Schedules:	1/4th on the one-year grant date anniversary and 1/48th each month thereafter until the options are fully vested, subject to your continued employment with Google on the applicable vesting dates.

*Note: Stock option grants are subject to approval by the Board of Directors, the terms of the Google Inc. 2004 Stock Plan, and the applicable grant agreement. Please login to the Smith Barney stock administration website at www.benefitaccess.com to accept your options. You must accept your options before you can sell them through Google’s TSO program (https://go/tso). You will receive an email shortly after the Grant Date with further instructions on how to accept your grant.

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Google has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to investors@google.com.